                                      POSCO



                                 April 30, 2007



VIA EDGAR

United States Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549-5546
Attention: Ms. Cecilia D. Blye
           Global Security Risk
           Division of Corporation Finance


               Re:  POSCO (the "Company")
                    Form 20-F for the Fiscal Year Ended December 31, 2005 File No. 1-13368



Dear Ms. Blye:

     Reference is made to your letter, dated March 30, 2007, requesting supplemental information relating to the Company's contacts with countries that have been identified as state sponsors of terrorism.

     We set forth in this letter the Company's responses to the numbered comments in your letter. For your convenience, we have included the text of the staff's comments in bold and keyed our responses accordingly.

1. WE NOTE NEWS REPORTS THAT YOUR SUBSIDIARY POSCO ENGINEERING & CONSTRUCTION ENTERED INTO CONTRACTS TO BUILD A MINI MILL IN IRAN AND TO BUILD TWO GAS-FIRED POWER PLANTS IN IRAN. WE ALSO NOTE THAT ON YOUR WEBSITE YOU HAVE PRESS RELEASES STATING THAT YOUR ENGINEERING AND CONSTRUCTION SUBSIDIARY WON A CONTRACT FROM THE STATE OWNED NATIONAL IRANIAN STEEL CO. FOR THE CONSTRUCTION OF A COKING PLANT FOR PROCESSING COAL.

     IRAN HAS BEEN IDENTIFIED AS A STATE SPONSOR OF TERRORISM BY THE U.S. STATE DEPARTMENT AND IS SUBJECT TO U.S. ECONOMIC SANCTIONS AND EXPORT CONTROLS. PLEASE DESCRIBE YOUR CURRENT, PAST AND ANTICIPATED OPERATIONS IN AND CONTACTS WITH IRAN, WHETHER DIRECTLY OR THROUGH SUBSIDIARIES OR OTHER INDIRECT ARRANGEMENTS, AND DISCUSS THEIR MATERIALITY TO YOU IN LIGHT OF IRAN'S STATUS AS A STATE SPONSOR OF TERRORISM. PLEASE ALSO DISCUSS WHETHER THE CONTACTS AND OPERATIONS CONSTITUTE A MATERIAL INVESTMENT RISK TO YOUR SECURITY HOLDERS.

Ms. Cecilia D. Blye
Securities and Exchange Commission, P.2


     POSCO Engineering & Construction Co., Ltd. ("POSCO E&C"), in which the Company held a 90.9% interest as of December 31, 2006, executed (i) a contract in December 1999 for the supply of a blast furnace, a sintering plant and auxiliary facilities (the "Tavazon Contract"), (ii) a contract in January 2006 for the construction of a mini mill plant (the "Samangan Contract") and (iii) a memorandum of understanding in December 2004 for the construction of two gas-fired power plants (the "Power Plant Contract").

     Among the above three contracts, the Tavazon Contract is the only contract that is currently effective. The following is a brief summary of each of the contracts:

     THE SAMANGAN CONTRACT

     The contract was originally for US$330 million between POSCO E&C and Samangan Steel Industries Co. ("SSIC") for the supply of electric furnace, direct reduction iron and other incidental equipment to manufacture billets for construction use. In January 2007, LG International Corporation ("LGI"), a trading company involved in the project, notified SSIC, the owner of the construction project, that LGI will suspend its efforts to arrange financing for the project due to Iran's political and diplomatic situation. The Company currently does not know if or when the Samangan project will resume. Accordingly, the Samangan Contract is not effective as of the date of this response letter.

     THE POWER PLANT CONTRACT

     A memorandum of understanding for the Power Plant Contract was signed in December 2004, pursuant to which POSCO E&C agreed to construct two gas fired power plants with an aggregate power generation capacity of 1,000 Megawatts. The estimated contract amount was US$400 million. However, the negotiation to finalize the construction agreement was discontinued in July 2005, and POSCO E&C concluded that it would cancel this project.

     THE TAVAZON CONTRACT

     The Tavazon Contract is the only project that is active as of the date of this response letter. Under the Tavazon Contract, which became effective in June 2002, POSCO E&C supplied a blast furnace facility, a sintering plant and auxiliary facilities during the period from June 2002 to June 2005. The contract amount was approximately US$157 million.

Ms. Cecilia D. Blye
Securities and Exchange Commission, P.3


     MATERIALITY ANALYSIS

     The following table sets forth the consolidated net profit of POSCO E&C compared to the consolidated net profit of the POSCO group for the periods indicated:

     CONSOLIDATED NET PROFITS - 2004 TO 2006 (in billions of Won, except percentages)

                            2004                    2005                    2006
     POSCO group           4,121                   4,263                   3,799
     POSCO E&C                92                     150                     194
     POSCO E&C share        2.2%                    3.5%                    5.1%

     As shown in the above table, the share of the consolidated net profit of POSCO E&C, as compared to the consolidated net profit of the POSCO group, is not material.

     The following table sets forth the sales amount relating to the Tavazon Contract compared to the consolidated sales of the POSCO group:

     CONSOLIDATED ANNUAL SALES - 2002 TO 2006 (in billion of Won, except percentages)



                                                   2002       2003        2004        2005        2006

     POSCO group                                 14,355     17,789      23,973      26,301      25,842
     POSCO E&C                                      522      1,174       1,664       2,112       2,076
     Tavazon Contract                                 5         46          93           4           3
     Percentage of Tavazon sales compared         0.03%      0.26%       0.39%       0.02%       0.01%
      to POSCO group

     There are no current or past operations or contacts relating to Iran other than the three contracts mentioned above. As of the date of this response letter, POSCO E&C is not planning to initiate additional construction projects in Iran. The Company does not believe that the business activities and interests of POSCO E&C in and dealings with Iran are material to the Company's overall business because the sales amount relating to the Tavazon Contract is not material when compared to the total sales of POSCO group as shown in the above table. The Company does not believe that POSCO E&C's operations in Iran constitute a material investment risk for its security holders, taking quantitative factors into account.

2. YOUR MATERIALITY ANALYSIS SHOULD ADDRESS MATERIALITY IN QUANTITATIVE TERMS, INCLUDING THE APPROXIMATE DOLLAR AMOUNT OF REVENUES, ASSETS AND LIABILITIES ASSOCIATED WITH IRAN. PLEASE ALSO ADDRESS MATERIALITY IN TERMS OF QUANTITATIVE FACTORS THAT A REASONABLE INVESTOR WOULD DEEM IMPORTANT IN MAKING AN INVESTMENT DECISION, INCLUDING THE POTENTIAL IMPACT OF CORPORATE ACTIVITIES UPON A COMPANY'S REPUTATION AND SHARE VALUE.

Ms. Cecilia D. Blye
Securities and Exchange Commission, P.4


     WE NOTE THAT ARIZONA AND LOUISIANA HAVE ADOPTED LEGISLATION REQUIRING THEIR STATE RETIREMENT SYSTEMS TO PREPARE REPORTS REGARDING STATE PENSION FUND ASSETS INVESTED IN, AND/OR PERMITTING DIVESTMENT OF STATE PENSION FUND ASSETS FORM, COMPANIES THAT DO BUSINESS WITH COUNTRIES IDENTIFIED AS STATE SPONSORS OF TERRORISM. THE PENNSYLVANIA LEGISLATURE HAS ADOPTED A RESOLUTION DIRECTING ITS LEGISLATIVE BUDGET AND FINANCE COMMITTEE TO REPORT ANNUALLY TO THE GENERAL ASSEMBLY REGARDING STATE FUNDS INVESTED IN COMPANIES THAT HAVE TIES TO TERRORIST-SPONSORING COUNTRIES. THE MISSOURI INVESTMENT TRUST HAS ESTABLISHED AN EQUITY FUND FOR THE INVESTMENT OF CERTAIN STATE-HELD MONIES THAT SCREENS OUT STOCKS OF COMPANIES THAT DO BUSINESS WITH U.S.-DESIGNATED STATE SPONSORS OF TERRORISM. YOUR MATERIALITY ANALYSIS SHOULD ADDRESS THE POTENTIAL IMPACT OF THE INVESTOR SENTIMENT EVIDENCED BY SUCH ACTIONS DIRECTED TOWARD COMPANIES THAT OPERATE IN IRAN.

     On the basis of the quantitative factors summarized above, the Company does not believe that the operations of POSCO E&C in Iran are material to the Company's overall business. Notwithstanding that Iran has been identified as a state sponsor of terrorism by the U.S. Department of State, the Company does not have any reason to believe that its existing shareholders or potential new investors, taken as a whole, consider or would consider the operations of POSCO E&C in Iran as a factor that materially adversely affects the Company's reputation or share value, or has the potential to materially adversely affect its results of operations or financial condition.

3. ADVISE US WHETHER (i) ANY OF THE PRODUCTS, INCLUDING COMPONENT PARTS, OR SERVICES YOU HAVE PROVIDED INTO IRAN HAVE MILITARY USES; AND (II) WHETHER, TO THE BEST OF YOUR KNOWLEDGE, UNDERSTANDING OR BELIEF, THEY HAVE BEEN PUT TO MILITARY USE BY THE IRANIAN GOVERNMENT AND, IF SO, THE USES TO WHICH HAVE BEEN PUT.

     The blast furnace, sintering plant and auxiliary facilities supplied by POSCO E&C to Esfahan Steel Company ("ESC"), the owner of the Tavazon project, are intended to be used for the production of molten pig iron. POSCO E&C has periodically dispatched its employees to monitor the facilities of ESC. Based on POSCO E&C's periodic on-site monitoring of the facilities and to the best of the Company's knowledge, the Company believes that the equipments supplied to ESC have not been used for any military purposes by the Iranian government.

4. PLEASE ADDRESS FOR US THE APPLICABILITY TO YOUR IRAN-RELATED ACTIVITIES, INCLUDING ANY DIRECT OR INDIRECT PAYMENTS TO THE IRANIAN GOVERNMENT, OF
     SECTION 5(b) OF THE IRAN SANCTION ACT OF 1996, AS MODIFIED BY THE IRAN FREEDOM SUPPORT ACT ON SEPTEMBER 30, 2006.

     The Company believes that Section 5(b) of the Iran Sanction Act of 1996, as modified by the Iran Freedom Support Act on September 30, 2006, is not applicable to the Company's Iran-related activities because, to the Company's knowledge, no goods, services, technology, or other items in connection with its Iran-related activities mentioned above have been knowingly provided to Iran for the purposes of (i) acquiring or developing chemical, biological or nuclear weapons or related technologies or (ii) acquiring or developing destabilizing numbers and types of advanced conventional weapons.

Ms. Cecilia D. Blye
Securities and Exchange Commission, P.5


5. WE NOTE THAT YOU HAVE POSTED ON YOUR WEBSITE A PRESS RELEASE STATING THAT YOUR CORRUGATED STEEL PLATES WERE TO BE USED IN THE CONSTRUCTION OF A ROAD LINKING SOUTH AND NORTH KOREA. PLEASE ADVISE US WHETHER THIS ENDEAVOR HAS BEEN COMPLETED, AND WHETHER IT INVOLVED CONTACTS WITH NORTH KOREA. IF SO, PLEASE DESCRIBE THOSE CONTACTS. ADVISE US WHETHER YOU HAVE HAD, HAVE OR ANTICIPATE HAVING OTHER NORTH KOREA-RELATED OPERATIONS.

     The Company has supplied hot rolled coils to Pyungsan SI Inc., a South Korean corporation ("Pyungsan") that produces corrugated steel plates using the Company's hot rolled coils. The corrugated steel plates produced by Pyungsan are used for the construction of a cross-border railway between North and South Korea, especially for the inner wall of railway tunnels, to be operated by Korea Rail Network Authority. The construction began in April 2001 and is currently scheduled for completion in December 2008. The Company's obligation under this construction project was limited to the sale of hot rolled coils to Pyungsan pursuant to a contract entered into with Pyungsan. Therefore, the Company has never had any direct or indirect contacts with North Korea. The Company currently does not anticipate that it will be involved in any North Korea-related operations or contact North Korean government or companies, directly or indirectly, in the future.

                                    * * * * *

     The Company acknowledges that it is responsible for the adequacy and accuracy of the disclosure in its filings with the Commission, that Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings, and that it may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Ms. Cecilia D. Blye
Securities and Exchange Commission, P.6

     The Company sincerely hopes that its responses adequately address the Staff's comments. If the Staff has any questions concerning this letter or requires further assistance, please do not hesitate to contact POSCO's Legal Department, to the attention of Stephen Bong-han Kim at +82-2-3457-1376 (fax:
+82-2-3457-1972), or POSCO's outside counsel, Cleary Gottlieb Steen & Hamilton LLP, to the attention of Jinduk Han at (852) 2532-3723 (fax: 852-2160-1023) or Jay Hoon Choi at (852) 2532-3776 (fax: 852-2160-1076).


                                             Sincerely,

                                             POSCO



                                             /s/ Stephen Bong-han Kim
                                             -----------------------------------

                                             Stephen Bong-han Kim
                                             Legal Department



cc:      Jack Guggenheim
         Office of Global Security Risk
         Securities and Exchange Commission

         Dong-Hee Lee
         Chief Financial Officer, POSCO